Exhibit 2

British American Tobacco p.l.c. (the “Company”)
Retirement of Nicandro Durante: disclosures required by section 430(2B), Companies Act 2006

Further to the announcement by the Company on 20 September 2018, Nicandro Durante has retired from the Company as Chief Executive with effect from 1 April 2019.

As required by section 430(2B) of the Companies Act 2006, the elements of Nicandro Durante’s remuneration which are consequent upon his retirement, and which will be paid at or following the date of his retirement, are stated below; he will not receive any payment for loss of office or any other payments in relation to the cessation of his employment. Mr Durante’s remuneration arrangements are in accordance with the Company’s current shareholder approved Directors’ Remuneration Policy. Further details will be included in the relevant Directors’ Remuneration Reports in the Company’s Annual Report and Accounts.

Short-term incentives: Deferred Share Bonus Scheme (DSBS) – outstanding awards of shares
Determined by the Remuneration Committee on 25 February 2019 as a ‘good leaver’ with reference to the rules of the DSBS; he will receive full and immediate vesting of all outstanding DSBS awards as at 1 April 2019 amounting to 114,175 ordinary shares.

Short-term incentives: International Executive Incentive Scheme (IEIS) Year ending 31 December 2019 100% cash only; no award of shares under DSBS
Annual performance-related bonus (IEIS) for the year ending 31 December 2019 – cash award of £408,253 receivable; award for the period from 1 January 2019 to 1 April 2019 made on the basis of ‘on-target’ performance in accordance with the rules of the IEIS.

Long-term incentives: Long-term incentive plan (LTIP) – outstanding awards of shares
Determined as a ‘good leaver’ by the Remuneration Committee on 25 February 2019 with reference to the rules of the LTIP; Nicandro Durante’s outstanding LTIP awards at the date of his retirement (1 April 2019) are affected as follows:

	●	LTIP Award: 12 May 2016 (performance period: 1 January 2016 – 31 December 2018) – vests on 12 May 2021 at 70.5% amounting to 99,072 ordinary shares.
●
LTIP Award: 27 March 2017 (performance period: 1 January 2017 – 31 December 2019) and LTIP Award: 26 March 2018 (performance period: 1 January 2018 – 31 December 2020) – actual vesting percentages will be determined by the Remuneration Committee based on the achievement of the performance conditions over the relevant three-year performance period; time pro rating, based on the number of months worked in each performance period will apply. Any vesting under the 2017 and 2018 awards would only occur two years after the end of the performance period.

Nicandro Durante did not receive any new awards under the LTIP in 2019.
Pension-related benefits: British American Tobacco UK Pension Fund Unfunded unapproved retirement benefit scheme (UK UURBS)
Following his retirement, Nicandro Durante will be in receipt of a pension (and may take part or all of his entitlement as a lump sum) in accordance with the provisions of the UK UURBS which will generate an initial annual pension (before any commutation) of approximately £181,693 which will increase in future years in line with the provisions of the UK UURBS. A pension in payment from Fundacao Albino Souza Cruz (FASC) S.A., a Brazilian registered wholly-owned subsidiary of the Group has been in payment since April 2012 and will continue to be paid.  This currently amounts to £445,905 per annum, after adjusting for currency exchange, reflecting his 31 years’ service at Souza Cruz.

Other emoluments
Nicandro Durante is eligible to be reimbursed for reasonable relocation and shipment costs, up to a maximum of £200,000. Any income tax and national insurance contributions payable on such reimbursement will also be paid on Mr Durante’s behalf. The total estimate of Mr Durante’s relocation and shipment costs is £56,920, excluding any applicable income tax or national insurance contributions. He is also eligible to be reimbursed to an amount not exceeding £30,000 for any international tax advice he may receive.

Cash dividend equivalent (DSBS): cash sum of £25,330, equivalent to the dividend on the after-tax position on all unvested ordinary shares comprised in the share awards held by Nicandro Durante in the DSBS at the May quarterly interim dividend record date (22 March 2019) for the year ended 31 December 2018; payable on or after the payment date for the quarterly dividend, 8 May 2019.

Cash dividend equivalent (LTIP): Nicandro Durante will be eligible to receive cash sums with equivalent value to the aggregated dividends he would have received as a shareholder over the vesting periods applicable to his outstanding LTIP Awards, which in each case will be paid on or shortly following the vesting of the relevant LTIP Award.

All Employee Share Plans
Share Incentive Plan (Share Reward Scheme and UK Employee Share Ownership Plan): up to 2,486 shares held may be released in accordance with the terms of the plan.
Sharesave: up to 625 options may be exercised in accordance with the Sharesave Scheme rules and the applicable HMRC requirements.

Name of duly authorised officer of issuer responsible for making notification:

B Creegan
Deputy Secretary
British American Tobacco p.l.c.

4 April 2019

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